04046514

SUPPL

November 3, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 153/2004**

  Subject: Redemption of Debentures of Advanced Info Service Public Company Limited (AIS04NA)

  Date: November 3, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
DEC 0 3 2004

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

AIS

November 8, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 156/2004**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No.5/2004

  Date: November 8, 2004

- **Stock Exchange of Thailand Filing, AIS-CP 157/2004**

  Subject: Report of Financial Covenants Compliance Advanced Info Service Plc.

  Date: November 8, 2004

  Attachment: Submission of the Reviewed Financial Statement for the Third Quarter of Year 2004 and Management's Discussion and Analysis for the Third Quarter of Year 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 8, 2004

Management's Discussion and Analysis

Overview

Net profit of 3Q04 rose despite of a decline of revenue due mainly to 17.9% drop in income tax

For the 3Q04, the Company and its subsidiaries (the Group) had the total of 14,812,000 mobile phone subscribers, comprising of 2,084,500 postpaid subscribers on GSM Advance and GSM 1800 and 12,727,500 prepaid subscribers on 1-2-Call!. The subscriber base grew 377,300 or 2.6% due mainly to an increase in 1-2-Call! subscribers.

In the seasonally low 3Q, the Group lowered its level of marketing activities focusing on preserve rather than aggressive growing its subscriber base. The Group offered more than 20 varieties of mobile content offerings (data, downloads and games) on top of EVOLUTION Mode offerings.

The Group recorded the net profit of Baht 5,269 million for 3Q04, a 4.5% increase over previous quarter despite of a decline of Baht 262 million, or 1.1%, in total revenues. The profit increase was principally owing to lower income tax, lower marketing spending and better debt collection performance. In 3Q04, the Group paid Baht 497 million lower income tax due to lower taxable revenue from scratch card sales compared to 2Q04 and a tax-refund from FY2001 concession fee of prepaid revenues.

For the nine-month period, the Group showed the net profit of Baht 15,343 million, up 5.3% compared to the same period of previous year. As a result of the increase in 1-2-Call! subscriber base and the decrease in allowance for doubtful account.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	3Q04	% Change QoQ	% Change YoY	9 Months	% Change YoY
Total Revenue	23,839	(1.1%)	9.5%	72,016	7.4%
Total Cost	13,229	1.2%	11.4%	39,251	5.5%
Gross Margin	10,610	(3.8%)	7.3%	32,765	9.7%
SG&A	2,640	(7.6%)	(6.8%)	8,171	(4.4%)
Net Profit	5,269	4.5%	9.0%	15,343	5.3%
Diluted EPS (Baht)	1.79	4.7%	8.5%	5.21	5.0%

Total Revenue

The Group generated total revenue of Baht 23,839 million in 3Q04, down 1.1% from that of 2Q04 but rising 9.5% from that of 3Q03. For the nine-month period of 2004, total revenue was Baht 72,016 million, an increase of 7.4% from the same period of last year resulting from the growth in 1-2-Call! subscriber base of over than 2 million subscribers.

- Revenue from services and equipment rentals

Lower service revenue resulted from a decline of minute of usage

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 3Q04, mobile service revenue was Baht 20,944 million, decreased by 0.7% from that of 2Q04 due mainly to lower usage of both GSM ADVANCE and 1-2-Call! service. This was consistent with 2003 that 3Q also showed the softest usage in the year.

When compared to 3Q03, service revenue rose by Baht 2,823 million or 15.6%. For the nine-month it was Baht 62,869 million, up 15.7% from the same period of last year mainly from an increase of 1-2-Call! revenue of Baht 9,803 million or 35.7%.

Revenue from sales

Lower sales volume and cheaper sales price resulted in lower sales revenue

Handset and accessory sales were major components in revenue from sales. In 3Q04, sales were Baht 2,895 million, dropped by Baht 115 million or 3.8% from 2Q04 and dropped by Baht 750 million or 20.6% compared to 3Q03.

For the nine-month period, revenue from sales was Baht 9,147 million dropped by 28.1% from the same period of last year. The decrease in handset sales came from lower sales volume as well as lower average selling price, impacted from an intense competition in handset sales and rapidly growing second-hand handset sales (not the Group's products).

Total Cost

Total cost was Baht 13,229 million in 3Q04, increased by Baht 161 million or 1.2% from that of 2Q04 and increased by Baht 1,354 million or 11.4% from that of 3Q03. Total cost for the nine-month period was Baht 39,251 million, an increase of 5.5% from the same period of last year as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals was Baht 5,693 million in 3Q04, rose 4.2% from last quarter and rose 22.5% compared to 3Q03. The increment was due primarily to higher network amortization resulting from continuous expansion of mobile service network. For the nine-month period rose by 16.5% from the same period of last year.

- **Concession fee and excise tax**

Concession fee and excise tax were Baht 4,960 million in 3Q04, slightly decreased from previous quarter. Comparing to 3Q03, they increased by 14.4%.

For the nine-month period, they increased by 13.2% from the same period of last year. The increase in concession fee and excise tax was in-line with the rise in revenue from mobile services.

- **Cost of Sales**

Cost of sales was Baht 2,576 million, decreased by 2.1% from that of 2Q04 but decreased by Baht 314 million or 10.9% compared to 3Q03. For the nine-month period, it dropped by Baht 2,045 million or 20.7% from the same period of last year due to lower sales volume.

Selling and Administrative expenses

SG&A decreased mainly from a decrease in Marketing spending and Allowance for Doubtful accounts

Total selling and administrative expenses (SG&A) were Baht 2,640 million in 3Q04, accounted for 11.1% of total revenue. The SG&A decreased by 7.6% from that of 2Q04, and decreased 6.8% from that of 3Q03. The change of SG&A was principally because:

1. Marketing expense dropped by Baht 169 million from that of 2Q04 due to a launch of Sawasdee offering under 1-2-Call! service in the previous quarter. Compared to 3Q03, the expense was down by Baht 98 million.
2. Allowance for doubtful account fell by Baht 105 million from that of 2Q04 and downed by Baht 369 million compared to 3Q03. The decrease was due mainly to the reversal of provision for bad debt reserved previous year, resulting from the Group's efforts in strengthening collection performance.

For nine-month period, SG&A decreased by 4.4% from Baht 8,543 million last quarter down to Baht 8,171 million this period. The main reasons were from an allowance for doubtful decreased of Baht 1,277 million and having written off in mobile phone equipment of Baht 294 million. Moreover, marketing expense and staff cost increased by Baht 660 million and Baht 334 million respectively.

Income Tax

Lower income tax for 3Q04 resulted from lower scratch card sales and the 2001 tax-refund

In 3Q04, corporate income tax was Baht 2,287 million fell by Baht 497 million or 17.9% from that of 2Q04. The main reason came from a decrease of a taxable income from scratch card sales and the 2001 tax-refund totaling of Baht 101 million, as a result of changing concession fee calculation from usage revenue to be revenue from scratch card sales, after the Company received the confirmation of correspondence from the Revenue Department.

Compared to 3Q03, it increased by Baht 495 million or up 27.6%, and for the nine-month period increased by 50.4% due to a fully utilized tax shield from loss carried forward in a subsidiary in year 2003.

Net Profit

As aforesaid, net profit in 3Q04 rose by 4.5% from that of 2Q04, and 9.0% compared to 3Q03. For the nine-month period, net profit increased by 5.3% from the same period of last year.

Financial Position

1. Assets

Total Asset decreased by 1.8% from YE03

At the end of this quarter, total assets were Baht 122,696 million, decreased by Baht 2,253 million or 1.8% from YE03. As a percentage of total assets, current assets and non-current assets accounted for 16.5% and 83.5% respectively.

Table 2: Major assets component

	30 September 2004		31 December 2003	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	20,207	16.5%	17,896	14.3%
Plant, Property and Equipment, net	11,230	9.1%	12,120	9.7%
Assets under concession agreements, net	76,076	62.0%	78,549	62.9%
Other non current assets	15,183	12.4%	16,384	13.1%

- Current Assets

As at September 2004, current assets considerably increased by Baht 2,312 million or up 12.9% from YE03 by the major items:

1. The increment of cash and cash equivalent was Baht 1,728 million from Baht 8,637 million as at YE03 to Baht 10,365 million due mainly to an increase in cash inflow from operation activities – net of cash outflow from investing activities and financing activities.
2. The rise in inventory was Baht 417 million from Baht 1,027 million to Baht 1,444 million as at 3Q04. To serve segmented customer's satisfaction, the Group stocked a variety model of mobile phones.
3. Advance payment to supplier decreased by Baht 269 million from Baht 410 million at YE03 to Baht 141 million as higher percentage of completion in network assets.

2. Liabilities

Total liabilities declined from YE03 8.5 % resulted from repayment of L/T-Debenture and prepayment of L/T-borrowings

Total liabilities were Baht 59,792 million at end of 3Q04, decreased by Baht 5,531 million or 8.5% from YE03. This was due principally to repayment of long-term debenture on schedule totaling of Baht 3,000 million and prepayment of long-term borrowings in a subsidiary in 2Q04.

Table 3: Major liabilities component

	30 September 2004		31 December 2003	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	14,154	23.7%	15,913	24.4%
Concession right payable, accrued concession fee and excise tax[1]	9,156	15.3%	6,810	10.4%
Long-term borrowings and debentures, net[2]	36,469	61.0%	42,585	65.2%
Other non-current liabilities	13	0.0%	15	0.0%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year.

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Current Liabilities

As at September 2004, current liabilities decreased by Baht 1,759 million or down 11.0% from YE03 mainly due to repayment of short-term loan in a subsidiary Baht 30 million, lower in A/P-Trade of Baht 845 million as well as lower in corporate tax payable of Baht 1,071 million.

- Concession right payable, accrued concession fee and excise tax

As at September 2004, the concession right payable, accrued concession fee and excise tax within 1 year presented Baht 9,156 million, up by Baht 3,572 million or 63.9%. The payment schedule will be made in November. Having no that of over 1 year portion in this quarter.

- Long-term borrowings and debentures, net

The Group showed net long-term borrowings and debentures of Baht 36,469 million, a decrease of Baht 6,116 million or 14.4% from YE03. During the nine-month period ended September 2004, the Group made total repayments of Baht 6,114 million, comprising of long-term debentures of Baht 3,000 million, Baht 107 million for financial leasing liabilities and prepayment of long-term borrowings by a subsidiary totaling of Baht 3,007 million. As at September 2004, the Group presented the current portion within 1 year of total long-term debentures and borrowings of Baht 10,012 million and the portion over 1 year of that amounting of Baht 26,457 million.

3. Shareholders' Equities

Total Equities rose by 5.5% from YE03 resulted from net income

As at September 2004, the Group had total equity of Baht 62,904 million, grew up by Baht 3,278 million from YE03. As a result, net income for nine-month period totaling of Baht 15,343 million, comprising of Baht 10,074 million in 1H04 and Baht 5,269 million in 3Q04. During the nine-month period, the Company made twice dividend payment to shareholders, first payment belonged to 2003 annually dividend payment of Baht 6,170 million in May and interim dividend paid of Baht 6,325 million in September. In addition, the Company had additional issued and fully paid-up shares from exercise of ESOP totaling 5.91 million shares worth Baht 268 million and advance receipt from shareholders in a subsidiary by Baht 118 million.

A subsidiary recognized fair value reserved of available for sales – security by Baht 5.5 million as unrealized gain in Shareholder's equity.

4. Liquidity

For the nine-month of year 2004, the Group's net cash flow increased by Baht 1,723 million, as a result of :

- Net cash flow from operating activities was Baht 28,512 million, down by Baht 2,992 million from the same period of prior year, principally subject to the decline in concession rights payable, accrued concession fee and excise tax.
- Net cash outflow from investing activities was Baht 8,528 million, down by Baht 3,089 million from the same period of prior year, resulting from slow-down in network expansion investment.
- The Group had net Cash outflow from financing activities by Baht 18,261 million from the same period of prior year. The Group made total payments of Baht 6,114 million and Baht 30 million on long-term borrowings & debentures and short-term borrowings, respectively. To compensate to shareholders, the Company made payments of dividend totaling Baht 12,495 million.

Summary Translation Letter
To the Stock Exchange of Thailand
November 4, 2004

AIS-CP 153/2004

November 3, 2004

Re: Redemption of Debentures of Advanced Info Service Public Company Limited (AIS04NA)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 04/2716 of Thai Military Bank Plc. on November 3, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you the details of the redemption of AIS04NA, the details are shown in the referenced letter.

Referenced Letter

IVS 04/2716

November 3, 2004

Subject: Redemption of Debentures of Advanced Info Service Public Company Limited No.2/2001, Due 2004 (AIS04NA)

Attention: President
Stock Exchange of Thailand

As we, Thai Military Bank Plc. (Registrar) have informed the closing of the registration for interest and principal payment of debentures of Advanced Info Service Public Company Limited No.2/2001, Due 2004 (AIS04NA) at 12 hours of November 15, 2004 , we, hereby inform the closing of the registration for interest and principal payment of debentures of Advanced Info Service Public Company Limited No.2/2001, Due 2004 (AIS04NA) from at 12 hours of November 15, 2004 to the redemption date on November 29, 2004. Additionally, we ask Stock Exchange of Thailand (SET) to suspend trade of the debentures stated above (by put up "SP" sign) between November 11 - 29, 2004.

The further details of the redemption are as follows;

- In case that bondholders would like to redeem by themselves, they should contact Registrar at Thai Military Bank Plc. Siri Building 3th Floor, Silom Road, Bangrak, Bangkok 10500 and will get principal and interest by cheque from 22-29 November, 2004

-In case that the redemption process was done by registered mail, bondholders should send their debenture certificates by registered mail to Registrar at Thai Military Bank Plc. Siri Building 3th Floor, Silom Road, Bangrak, Bangkok 10500 within November 22, 2004. Upon Receipt the registrar will deliver cheque of principal and interest via registered mail within November 23, 2004 at their address which are in the registrar book at 12.00 hours of November 15, 2004

Summary Translation Letter
To the Stock Exchange of Thailand
November 9, 2004

Ref: AIS-CP157/2004

November 8, 2004

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To: The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A and AIS07OA, the Company is required to maintain its debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any.

We would like to notify you that as at 30 September, 2004 the debt to equity ratio of the Company are as follows:

Debentures	Debt to Equity ratio	
	Conditions	Compliance
AIS063A	≤ 2:1	0.86
AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A, AIS07OA	≤ 2:1	0.73

and we are in compliance with the conditions set forth in the Terms and Conditions of the above debentures.

Summary Translation Letter
To the Stock Exchange of Thailand
November 8, 2004

AIS-CP 156/2004

November 8, 2004

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2004

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 5/2004 held on November 8, 2004 has resolved on the following matters:

1. Approved the balance sheets, statement of income, and cash flow statements for the third quarter of 2004 ended September 30, 2004.

2. Approved the capital expenditures for January – April 2005 at the total amount of USD 43.86 million to increase the capacity of service to the Company's subscribers and increase the traffic and signaling efficiently.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 10
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2004 and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2004 and 2003, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2004 and 2003 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 13 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
8 November 2004

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2004 and 31 December 2003

	Notes	Consolidated		Company	
		Unaudited 30 September 2004 Baht'000	Audited 31 December 2003 Baht'000	Unaudited 30 September 2004 Baht'000	Audited 31 December 2003 Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		10,364,796	8,636,841	2,719,016	1,479,409
Short-term investments	17	165,723	182,800	-	-
Trade accounts receivable, net	7	5,473,505	5,458,842	5,810,180	6,181,076
Amounts due from related parties	17	1,338	1,365	15,159	31,260
Inventories, net		1,443,738	1,026,841	-	-
Spare part inventories for mobile phone network maintenance, net		275,849	352,913	246,165	333,826
Current portion of forward and swap contracts receivable, net		-	16,147	-	-
Advances to suppliers		140,532	409,575	140,532	408,930
Other current assets	8	2,341,652	1,810,264	2,227,223	1,735,843
Total Current Assets		20,207,133	17,895,588	11,158,275	10,170,344
Non-Current Assets					
Forward and swap contracts receivable, net		-	8,073	-	-
Investments in subsidiaries, net	9	-	-	27,111,527	25,152,409
Property, plant and equipment, net	10	11,229,534	12,120,174	10,988,940	11,857,667
Other assets					
Assets under concession agreements, net	10	76,076,198	78,549,049	66,381,499	67,803,212
Concession rights, net	10	4,074,456	4,415,574	-	-
Goodwill, net	10	10,462,577	11,337,755	-	-
Other assets, net	10	646,020	622,963	523,200	489,554
Total Non-Current Assets		102,488,785	107,053,588	105,005,166	105,302,842
Total Assets		122,695,918	124,949,176	116,163,441	115,473,186

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 31 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2004 and 31 December 2003

	Notes	Consolidated Unaudited 30 September 2004 Baht'000	Consolidated Audited 31 December 2003 Baht'000	Company Unaudited 30 September 2004 Baht'000	Company Audited 31 December 2003 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	12	30,000	60,000	-	-
Trade accounts payable	11	4,869,152	5,714,018	3,971,708	4,454,107
Amounts due to and loan from related parties	17	530,431	627,032	482,981	1,154,911
Current portion of long-term borrowings	12	2,038,037	4,105,918	2,037,552	2,053,730
Current portion of long-term debentures, net	12	7,973,605	7,973,321	7,973,605	7,973,321
Current portion of concession right payable, accrued concession fee and excise tax	13	9,156,392	5,584,446	4,271,864	2,169,130
Other current liabilities	14	8,724,569	9,512,261	8,591,645	8,889,020
Total Current Liabilities		33,322,186	33,576,996	27,329,355	26,694,219
Non-Current Liabilities					
Long-term borrowings	12	39,762	1,114,725	38,937	117,248
Long-term debentures, net	12	26,416,600	29,391,460	26,416,600	29,391,460
Concession right payable	13	-	1,225,103	-	-
Deposits from customers		13,193	14,688	-	-
Total Non-Current Liabilities		26,469,555	31,745,976	26,455,537	29,508,708
Total Liabilities		59,791,741	65,322,972	53,784,892	56,202,927
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	15	2,944,430	2,938,525	2,944,430	2,938,525
Premium on share capital	15	20,437,165	20,169,275	20,437,165	20,169,275
Treasury stock		(83,130)	(83,130)	(83,130)	(83,130)
Advanced receipts for share subscription	15	11,806	25,526	11,806	25,526
Fair value reserve of available-for-sale securities		5,488	-	-	-
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		38,568,278	35,720,063	38,568,278	35,720,063
Total Parent's Shareholders' Equity		62,384,037	59,270,259	62,378,549	59,270,259
Minority interests		520,140	355,945	-	-
Total Shareholders' Equity, net		62,904,177	59,626,204	62,378,549	59,270,259
Total Liabilities and Shareholders' Equity		122,695,918	124,949,176	116,163,441	115,473,186

The notes to the interim consolidated and company financial statements on pages 10 to 31 are an integral part of these interim financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 September 2004 and 2003

		Consolidated		Company	
		Unaudited 30 September 2004	Unaudited 30 September 2003	Unaudited 30 September 2004	Unaudited 30 September 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		20,943,969	18,121,272	19,292,391	16,501,926
Sales		2,894,587	3,644,699	-	-
Total revenues		23,838,556	21,765,971	19,292,391	16,501,926
Cost					
Cost of services and equipment rentals		5,691,837	4,648,455	5,462,860	4,799,993
Concession fee and excise tax		4,960,558	4,335,758	4,601,400	3,922,590
Cost of sales		2,576,208	2,890,427	-	-
Total cost		13,228,603	11,874,640	10,064,260	8,722,583
Gross profit		10,609,953	9,891,331	9,228,131	7,779,343
Selling and administrative expenses		2,640,037	2,834,369	2,275,918	2,334,373
Profit from sales, services and equipment rentals		7,969,916	7,056,962	6,952,213	5,444,970
Other operating income		136,145	189,355	101,985	157,929
Net gain on exchange rate		1,872	35,927	4,655	24,703
Directors' remuneration		(1,095)	(255)	(1,095)	(255)
Operating results		8,106,838	7,281,989	7,057,758	5,627,347
Share of net profit of investments - equity method	9	-	-	563,839	1,196,854
Profit before interest and tax		8,106,838	7,281,989	7,621,597	6,824,201
Interest expense		(539,033)	(631,018)	(468,975)	(523,067)
Income tax		(2,286,981)	(1,792,363)	(1,883,522)	(1,466,919)
Profit before minorities		5,280,824	4,858,608	5,269,100	4,834,215
Profit attributable to minorities, net		11,724	24,393	-	-
Net profit for the period		5,269,100	4,834,215	5,269,100	4,834,215
Basic earnings per share (Baht)	5				
Net profit for the period		1.79	1.65	1.79	1.65
Diluted earnings per share (Baht)	5				
Net profit for the period		1.79	1.65	1.79	1.65

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 31 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2004 and 2003

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 September	30 September	30 September	30 September
		2004	2003	2004	2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		62,868,620	54,348,471	57,937,285	49,465,967
Sales		9,147,706	12,722,972	-	-
Total revenues		72,016,326	67,071,443	57,937,285	49,465,967
Cost					
Cost of services and equipment rentals		16,550,130	14,202,546	16,041,100	14,245,097
Concession fee and excise tax		14,858,422	13,119,661	13,794,534	11,867,245
Cost of sales		7,843,074	9,888,553	-	-
Total cost		39,251,626	37,210,760	29,835,634	26,112,342
Gross profit		32,764,700	29,860,683	28,101,651	23,353,625
Selling and administrative expenses		8,171,556	8,542,529	6,946,432	6,520,418
Profit from sales, services and equipment rentals		24,593,144	21,318,154	21,155,219	16,833,207
Other operating income		545,036	689,877	483,975	450,655
Net gain on exchange rate		20,129	24,798	4,141	13,770
Directors' remuneration		(3,735)	(499)	(3,735)	(491)
Operating results		25,154,574	22,032,330	21,639,600	17,297,141
Share of net profit of investments					
- equity method	9	-	-	1,896,855	3,825,990
Profit before interest and tax		25,154,574	22,032,330	23,536,455	21,123,131
Interest expense		(1,665,506)	(2,004,958)	(1,423,763)	(1,646,005)
Income tax		(8,102,066)	(5,386,570)	(6,769,619)	(4,910,736)
Profit before minorities		15,387,002	14,640,802	15,343,073	14,566,390
Profit attributable to minorities, net		43,929	74,412	-	-
Net profit for the period		15,343,073	14,566,390	15,343,073	14,566,390
Basic earnings per share (Baht)	5				
Net profit for the period		5.22	4.97	5.22	4.97
Diluted earnings per share (Baht)	5				
Net profit for the period		5.21	4.96	5.21	4.96

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 31 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the nine-month periods ended 30 September 2004 and 2003

	Consolidated (Baht'000)								
	Issued and paid-up share capital	Premium on share capital	Treasury Stock	Advanced receipts for share subscription	Fair value reserve	Legal reserve	Unappropriated retained earnings	Minority interests	Total
Opening balance 2004	2,938,525	20,169,275	(83,130)	25,526	-	500,000	35,720,063	355,945	59,626,204
Net profit for the period	-	-	-	-	-	-	15,343,073	-	15,343,073
Dividend paid (Note 6)	-	-	-	-	-	-	(12,494,858)	-	(12,494,858)
Acquisition of investment in subsidiary, Data Line Thai Co.,Ltd.	-	-	-	-	-	-	-	1,726	1,726
Additional shares (Note 15)	5,905	267,890	-	(25,526)	-	-	-	-	248,269
Advanced receipts for share subscription (Note 15)	-	-	-	11,806	-	-	-	-	11,806
Advanced receipts for share subscription of a subsidiary (Note 9)	-	-	-	-	-	-	-	118,540	118,540
Fair value reserve of available-for-sale securities	-	-	-	-	5,488	-	-	-	5,488
Profit attributable to minorities	-	-	-	-	-	-	-	43,929	43,929
Closing balance 30 September 2004	2,944,430	20,437,165	(83,130)	11,806	5,488	500,000	38,568,278	520,140	62,904,177
Opening balance 2003	2,935,000	20,004,000	(70,661)	-	-	500,000	27,601,008	271,900	51,241,247
Net profit for the period	-	-	-	-	-	-	14,566,390	-	14,566,390
Dividend paid	-	-	-	-	-	-	(10,409,964)	(1)	(10,409,965)
Additional shares	2,751	129,114	-	-	-	-	-	-	131,865
Repurchased shares	-	-	(12,469)	-	-	-	-	-	(12,469)
Advanced receipts for share subscription	-	-	-	6,388	-	-	-	-	6,388
Profit attributable to minorities	-	-	-	-	-	-	-	74,412	74,412
Closing balance 30 September 2003	2,937,751	20,133,114	(83,130)	6,388	-	500,000	31,757,434	346,311	55,597,868

The notes to the interim consolidated and company financial statements on pages 10 to 31 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the nine-month periods ended 30 September 2004 and 2003

	Company (Baht'000)						
	Issued and paid-up share capital	Premium on share capital	Treasury Stock	Advanced receipts for share subscription	Legal reserve	Unappropriated retained earnings	Total
Opening balance 2004	2,938,525	20,169,275	(83,130)	25,526	500,000	35,720,063	59,270,259
Net profit for the period	-	-	-	-	-	15,343,073	15,343,073
Dividend paid (Note 6)	-	-	-	-	-	(12,494,858)	(12,494,858)
Additional shares (Note 15)	5,905	267,890	-	(25,526)	-	-	248,269
Advanced receipts for share subscription (Note 15)	-	-	-	11,806	-	-	11,806
Closing balance 30 September 2004	2,944,430	20,437,165	(83,130)	11,806	500,000	38,568,278	62,378,549
Opening balance 2003	2,935,000	20,004,000	(70,661)	-	500,000	27,601,008	50,969,347
Net profit for the period	-	-	-	-	-	14,566,390	14,566,390
Dividend paid	-	-	-	-	-	(10,409,964)	(10,409,964)
Additional shares	2,751	129,114	-	-	-	-	131,865
Repurchased shares	-	-	(12,469)	-	-	-	(12,469)
Advanced receipts for share subscription	-	-	-	6,388	-	-	6,388
Closing balance 30 September 2003	2,937,751	20,133,114	(83,130)	6,388	500,000	31,757,434	55,251,557

The notes to the interim consolidated and company financial statements on pages 10 to 31 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Cash Flows (Unaudited)

For the nine-month periods ended 30 September 2004 and 2003

		Consolidated		Company	
		Unaudited 30 September 2004	Unaudited 30 September 2003	Unaudited 30 September 2004	Unaudited 30 September 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	16	28,511,749	31,504,194	25,133,936	24,846,016
Cash flows from investing activities:					
Net changes in short-term investments		12,689	15,422	-	-
Net changes in advances to suppliers		269,043	1,080,405	268,398	1,080,405
Proceeds from disposals of property and equipment		15,126	4,657	3,350	1,910
Acquisition of subsidiary, net of cash acquired		(472)	-	(2,413)	-
Cash invested in long-term investments in subsidiary		-	-	(177,450)	-
Purchases of property, plant and equipment		(2,594,842)	(4,253,618)	(2,548,214)	(4,223,687)
Purchases of assets under concession agreements		(6,229,773)	(8,464,120)	(5,725,836)	(7,256,918)
Proceed from repayment of short-term loan to a subsidiary		-	-	-	28,000
Dividend received from a subsidiary		-	-	117,600	5,759,999
Net cash payments to investing activities		(8,528,229)	(11,617,254)	(8,064,565)	(4,610,291)
Cash flows from financing activities:					
Proceeds from short-term loans from related parties		-	-	-	2,000,000
Repayments of short-term loans from financial institutions	12	(30,000)	-	-	-
Repayments of loans from a subsidiary		-	-	(500,000)	(4,000,000)
Proceeds from long-term borrowings	12	-	3,943,265	-	-
Repayments of long-term borrowings	12	(3,007,449)	(4,860,261)	-	-
Repayments of long-term debentures	12	(3,000,000)	(7,000,000)	(3,000,000)	(7,000,000)
Repayments of finance lease principal	12	(106,986)	(103,555)	(100,094)	(80,654)
Net proceeds from capital increase	15	5,371	2,751	5,371	2,751
Net proceeds from share premium	15	242,898	129,114	242,898	129,114
Repurchased shares		-	(12,469)	-	(12,469)
Advanced receipts for share subscription	15	11,806	6,388	11,806	6,388
Advanced receipts for share subscription of a subsidiary		118,540	-	-	-
Payments of dividend	6	(12,494,858)	(10,409,964)	(12,494,858)	(10,409,964)
Payments of dividend to minorities		-	(1)	-	-
Net cash payments for financing activities		(18,260,678)	(18,304,732)	(15,834,877)	(19,364,834)
Net increase in cash and cash equivalents		1,722,842	1,582,208	1,234,494	870,891
Opening balance		8,636,841	4,068,539	1,479,409	1,695,435
Unrealised gain/(loss) on exchange rate of cash and cash equivalents		5,113	(18,374)	5,113	(18,374)
Closing balance		10,364,796	5,632,373	2,719,016	2,547,952

The notes to the interim consolidated and company financial statements on pages 10 to 31 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the nine-month periods ended 30 September 2004 and 2003 comprise:

	Consolidated		Company	
	Unaudited 30 September 2004 Million Baht	Unaudited 30 September 2003 Million Baht	Unaudited 30 September 2004 Million Baht	Unaudited 30 September 2003 Million Baht
Cash and deposits at financial institutions	2,297	1,382	883	671
Short-term investments with maturities of three months or less	8,068	4,250	1,836	1,877
Total cash and cash equivalents	10,365	5,632	2,719	2,548

Interest paid, income tax and non-cash investing activities

Interest paid, income tax and non-cash investing activities for the nine-month periods ended 30 September 2004 and 2003 comprise:

	Consolidated		Company	
	Unaudited 30 September 2004 Million Baht	Unaudited 30 September 2003 Million Baht	Unaudited 30 September 2004 Million Baht	Unaudited 30 September 2003 Million Baht
Interest paid and income tax paid				
Interest paid	1,517	1,876	1,467	1,776
Income tax paid	8,803	6,513	7,804	6,307
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	2,398	3,161	2,262	2,850

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 31 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

2 Change in accounting estimate

Previously, Digital Phone Company Limited, a subsidiary, amortised the cost of mobile phone networks under concession agreement on a straight-line basis over a period of 10 years not exceeding the remaining concession period, within 15 September 2013.

During the quarter ended 31 March 2004, the subsidiary's management had a plan to replace a portion of the network with new network equipment, and, therefore, reviewed the economic useful life of such network with a net carrying value as at 31 December 2003 of Baht 1,571 million, and revised the remaining useful life of such equipment not to exceed 31 December 2005. This change in useful life increased the amortisation charge for the nine-month period ended 30 September 2004 by Baht 401 million. The subsidiary's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ.แอดวานซ์ อินโฟร์ เซอร์วิส

3 **Segment information**

Financial information by business segment for the three-month and nine-month periods ended 30 September 2004 and 2003 are as follows:

	Consolidated (Million Baht) For the three-month periods ended 30 September							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues :								
Revenues from services and equipment rentals	20,802	17,984	18	37	124	100	20,944	18,121
Sales	-	-	2,892	3,643	3	2	2,895	3,645
Total revenues	20,802	17,984	2,910	3,680	127	102	23,839	21,766
Operating expenses :								
Cost of sales, services and equipment rentals	(10,568)	(8,892)	(2,581)	(2,924)	(80)	(59)	(13,229)	(11,875)
Selling and administrative expenses	(2,470)	(2,695)	(135)	(112)	(35)	(27)	(2,640)	(2,834)
Operating profit	7,764	6,397	194	644	12	16	7,970	7,057

	Consolidated (Million Baht) For the nine-month periods ended 30 September							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues :								
Revenues from services and equipment rentals	62,452	53,966	67	95	349	287	62,868	54,348
Sales	-	-	9,139	12,717	9	6	9,148	12,723
Total revenues	62,452	53,966	9,206	12,812	358	293	72,016	67,071
Operating expenses :								
Cost of sales, services and equipment rentals	(31,165)	(27,053)	(7,870)	(9,984)	(217)	(174)	(39,252)	(37,211)
Selling and administrative expenses	(7,748)	(8,138)	(326)	(325)	(97)	(80)	(8,171)	(8,543)
Operating profit	23,539	18,775	1,010	2,503	44	39	24,593	21,317

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 Operating profit

The following items have been charged to the operating profit for the nine-month period ended :

	Consolidated		Company	
	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Depreciation on property and equipment (Note 10)	3,587	2,626	3,525	2,541
Amortization of intangible assets: (Note 10)				
- Assets under concession agreements	8,775	7,402	7,291	6,544
- Positive goodwill	875	875	-	-
- Deferred charges	88	49	55	29
- Concession right	341	341	-	-
Loss on obsolete spare parts for mobile phone network maintenance, net	128	516	135	364
Loss on write-off of assets under concession agreements	-	294	-	-
Loss on write-off of deferred charges	-	165	-	165
Doubtful accounts and bad debts	632	1,909	567	1,528
Staff costs	1,698	1,363	1,452	1,142
Number of staff (persons)	4,865	4,750	3,535	3,304

5 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2004.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ.แอดวานซ์ อินโฟร์ เซอร์วิส

5 Earnings per share (continued)

For the three-month periods ended	Consolidated		Company	
	30 September 2004	30 September 2003	30 September 2004	30 September 2003
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	5,269	4,834	5,269	4,834
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,940	2,934	2,940	2,934
Basic earnings per share (Baht)	1.79	1.65	1.79	1.65
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	7	5	7	5
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,947	2,939	2,947	2,939
Diluted earnings per share (Baht)	1.79	1.65	1.79	1.65

For the nine-month periods ended	Consolidated		Company	
	30 September 2004	30 September 2003	30 September 2004	30 September 2003
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	15,343	14,566	15,343	14,566
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,939	2,933	2,939	2,933
Basic earnings per share (Baht)	5.22	4.97	5.22	4.97
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	7	1	7	1
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,946	2,934	2,946	2,934
Diluted earnings per share (Baht)	5.21	4.96	5.21	4.96

6 Dividend paid

At the Annual General Shareholders' meeting on 23 April 2004, it was approved to declare a dividend for 2,938.25 million shares of Baht 2.10 each, totaling Baht 6,170.32 million. Dividends of Baht 6,170.23 million were paid to the shareholders on 20 May 2004. The remaining amount of Baht 0.09 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

At the Board of Directors meeting held on 13 August 2004, it was approved to declare an interim dividend for 2,941.75 million shares of Baht 2.15 each, totaling Baht 6,324.76 million. Dividends of Baht 6,324.63 million were paid to the shareholders on 9 September 2004. The remaining amount of Baht 0.13 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

7 Trade accounts receivable, net

	Consolidated		Company	
	30 September 2004 Million Baht	31 December 2003 Million Baht	30 September 2004 Million Baht	31 December 2003 Million Baht
Trade accounts receivable:				
Third parties	3,987	3,989	2,445	2,200
Related parties (Note 17)	159	54	2,109	2,655
Accrued income	2,489	2,550	2,266	2,305
Total trade accounts receivable	6,635	6,593	6,820	7,160
Less allowance for doubtful accounts of third parties	(1,162)	(1,134)	(1,010)	(979)
Total trade accounts receivable, net	5,473	5,459	5,810	6,181

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 September 2004 Million Baht	31 December 2003 Million Baht	30 September 2004 Million Baht	31 December 2003 Million Baht
Current - 3 months	6,014	6,237	4,304	4,241
Overdue 3 - 6 months	320	197	304	171
Overdue 6 - 12 months	104	70	73	66
Overdue over 12 months	38	35	30	27
Total	6,476	6,539	4,711	4,505
Less allowance for doubtful accounts of third parties	(1,162)	(1,134)	(1,010)	(979)
Total trade accounts receivable - third parties, net	5,314	5,405	3,701	3,526

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

8 Other current assets

	Consolidated		Company	
	30 September 2004 Million Baht	31 December 2003 Million Baht	30 September 2004 Million Baht	31 December 2003 Million Baht
Other receivables	424	222	426	222
Prepaid expenses	1,731	1,533	1,788	1,501
Others	187	55	13	13
Total other current assets	2,342	1,810	2,227	1,736

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, net

Movements in investment in subsidiaries for the nine-month period ended 30 September 2004 comprise:

	Company 30 September 2004 Million Baht
Transactions during the nine-month period ended 30 September 2004	
Opening net book amount	25,153
Advanced payment for additional shares in a subsidiary	178
Dividend income from a subsidiary	(118)
Acquisition of a subsidiary	2
Share of net profit of investments - equity method	1,897
Closing net book amount	27,112

During the quarter ended 30 September 2004, the Company paid for additional 17.75 million shares in Advanced Datanetwork Communications Company Limited, a subsidiary, totaling Baht 177.50 million. The subsidiary registered the increase in its share capital of Baht 500 million with the Ministry of Commerce on 14 October 2004. The Company will have 51.00% ownership in the subsidiary upon the completion of the transaction, reducing from 67.95%.

The subsidiary received subscription of the increase in its share capital from other shareholders for 11.85 million shares, totaling Baht 118.54 million in the quarter ended 30 September 2004 and the remaining amount of Baht 203.96 million for 20.40 million shares on 5 October 2004 (Note 19).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows :

Company - 30 September 2004 / 31 December 2003

Subsidiaries	Nature of business	Country of Incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht) 30 September 2004	Accumulated share of profit (loss) in subsidiaries (Million Baht) 31 December 2003	Equity (Million Baht) 30 September 2004	Equity (Million Baht) 31 December 2003	Dividend (Million Baht) 30 September 2004	Dividend (Million Baht) 31 December 2003
Mobile from Advance Co., Ltd (Formerly known as "Advanced Wireless Marketing Co., Ltd.")	Currently ceased operations.	Thailand	Shareholder	240	99.99	600	8,559	8,542	281	382	(118)	(5,760)
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272	99.99	811	(556)	(739)	255	72	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental service provider and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300	2,729	1,037	26,029	24,337	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	598	(78)	(80)	520	340	-	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8	16	14	24	22	-	-
Data Line Thai Co., Ltd.	Service provider of internet broadband	Thailand	Shareholder	15	65.00	2	1	-	3	-	-	-
	Total investments in subsidiaries, net					25,319	10,671	8,774	27,112	25,153	(118)	(5,760)

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

10 Capital expenditure and commitments

	Consolidated (Million Baht)				
	Property and equipment	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the nine-month period ended 30 September 2004					
Opening net book value	12,120	78,549	4,415	11,961	107,045
Additions	2,724	6,302	-	111	9,137
Disposals, net	(27)	-	-	-	(27)
Depreciation/amortisation charges	(3,587)	(8,775)	(341)	(963)	(13,666)
Closing net book value	11,230	76,076	4,074	11,109	102,489
At 30 September 2004					
Cost	23,175	131,805	6,993	15,399	177,372
Less accumulated depreciation/amortisation	(11,945)	(51,759)	(2,919)	(4,290)	(70,913)
allowance for asset impairment	-	(3,970)	-	-	(3,970)
Net book value	11,230	76,076	4,074	11,109	102,489

Additions include Baht 7 million (2003: Baht 11 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)			
	Property and equipment	Assets under concession agreements	Other assets	Total
Transactions during the nine-month period ended 30 September 2004				
Opening net book value	11,858	67,803	489	80,150
Additions	2,673	5,870	89	8,632
Disposals, net	(17)	-	-	(17)
Depreciation/amortisation charges	(3,525)	(7,291)	(55)	(10,871)
Closing net book value	10,989	66,382	523	77,894
At 30 September 2004				
Cost	22,437	116,289	667	139,393
Less accumulated depreciation/amortisation	(11,448)	(45,937)	(144)	(57,529)
allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	10,989	66,382	523	77,894

Additions include Baht 6 million (2003: Baht 11 million) assets leased under finance leases (where the Company is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

10 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 September 2004 Currency Million	31 December 2003 Currency Million
Assets under concession agreements		
Thai Baht	2,875	3,797
US Dollars	84	43
Japanese Yen	1,236	1,249
Euro	7	14
Property and equipment		
Thai Baht	147	243
US Dollars	18	11

	Company	
	30 September 2004 Currency Million	31 December 2003 Currency Million
Assets under concession agreements		
Thai Baht	2,768	3,570
US Dollars	80	31
Japanese Yen	1,236	1,249
Euro	7	6
Property and equipment		
Thai Baht	141	243
US Dollars	18	11

As at 30 September 2004, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 34 million (31 December 2003 : Baht 89.41 million) on a consolidated basis and Baht 6.92 million (31 December 2003 : Nil) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 5 years with options to renew. As at 30 September 2004, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	549	472
- within 2 to 5 years	607	545

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

11 Trade accounts payable

	Consolidated		Company	
	30 September 2004 Million Baht	31 December 2003 Million Baht	30 September 2004 Million Baht	31 December 2003 Million Baht
Trade accounts payable:				
Third parties	4,772	5,671	3,629	4,175
Related parties (Note 17)	97	43	343	279
Total trade accounts payable	4,869	5,714	3,972	4,454

12 Borrowings

	Consolidated		Company	
	30 September 2004 Million Baht	31 December 2003 Million Baht	30 September 2004 Million Baht	31 December 2003 Million Baht
Current	10,042	12,139	10,011	10,027
Non-current	26,456	30,506	26,456	29,509
Total borrowings	36,498	42,645	36,467	39,536

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the nine-month period ended 30 September 2004		
Opening net book value	42,645	39,536
Additions - lease liabilities (Note 10)	7	6
Repayments	(6,179)	(3,100)
Amortisation of bond issuing cost	25	25
Closing net book value	36,498	36,467

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 September 2004 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	34,450	35,510	34,450	35,510

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

13 Concession right payable

Digital Phone Company Limited("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2003, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totaling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,582 million. DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material effect on the financial statements.

14 Other current liabilities

	Consolidated		Company	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
	Million Baht	Million Baht	Million Baht	Million Baht
Accrued corporate income tax	2,367	3,439	1,625	3,020
Unearned income	4,214	4,020	5,261	4,240
Value added tax payable, net	370	287	313	213
Other payables	675	415	549	339
Others	1,099	1,351	844	1,077
Total other current liabilities	8,725	9,512	8,592	8,889

15 Share capital and premium

	Number of Shares	Ordinary shares	Share premium	Total
	Million shares	Million Baht	Million Baht	Million Baht
For the nine-month period ended 30 September 2004				
Issued and paid-up share capital				
Opening balance	2,938.52	2,938.52	20,169.27	23,107.79
Issue of shares	5.91	5.91	267.89	273.80
Closing balance	2,944.43	2,944.43	20,437.16	23,381.59

During the nine-month period ended 30 September 2004, the Company registered the increase in share capital with the Ministry of Commerce for 5.91 million ordinary shares from the exercise of 5.85 million warrants, 0.53 million warrants of which were exercised during the quarter ended 31 December 2003. The capital increase results in an increase in paid-up share capital and share premium of Baht 5.91 million and Baht 267.89 million, respectively.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

15 Share capital and premium (continued)

As at 30 September 2004, the total authorised number of ordinary shares is 2,944.43 million shares (31 December 2003: 2,938.52 million shares) with a par value of Baht 1 per share (31 December 2003 : Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. Details of warrants are as follows:

Third adjustment to exercise price and exercise ratio of warrant grant I, grant II, and grant III

At the Board of Directors' meeting held on 13 August 2004, the Board passed a resolution to approve a third adjustment of the exercise price of warrants grant I, grant II, and grant III from Baht 47.40 per unit to Baht 47.15 per unit, from Baht 42.84 per unit to Baht 42.63 per unit and from Baht 91.79 per unit to Baht 91.35 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.01261 to 1:1.01751 for grant I and grant II and from 1:1 to 1:1.00484 for grant III. The new exercise price and exercise ratio were effective from 25 August 2004 onwards

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)
Warrant (Million unit)	14.00	8.47	9.00
Exercise price per unit	48.00	43.38	91.79
Exercise ratio	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)			
- Price	43.73	43.14	-
- Ratio	1:1.00559	1:1.00559	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)			
- Price	47.40	42.84	-
- Ratio	1:1.01261	1:1.01261	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)			
- Price	47.15	42.63	91.35
- Ratio	1:1.01751	1:1.01751	1:1.00484

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

15 Share capital and premium (continued)

Warrants granted to directors and employees (continued)

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the nine-month period ended 30 September 2004			
31 December 2003	1.59	16.83	18.42
Granted	0.91	8.09	9.00
Exercised	(0.37)	(5.20)	(5.57)
30 September 2004	2.13	19.72	21.85

Exercised warrants

During the nine-month period ended 30 September 2004, 0.37 million units and 5.20 million units were exercised by the Company's directors and employees, respectively. The exercises of 5.32 warrants during the period, and of 0.53 million warrants which were exercised during the quarter ended 31 December 2003, increased paid-up shares share capital and premium on share capital by Baht 5.91 million and Baht 267.89 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.25 million units or 0.26 million ordinary shares on 5 October 2004. The Company received advanced payment from shareholders for the 0.26 million shares in the amount of Baht 11.81 million in the quarter ended 30 September 2004 (Notes 19).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September 2004 and 2003:

		Consolidated		Company	
	Notes	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Cash flows from operating activities:					
Net profit for the period		15,343	14,566	15,343	14,566
Adjusted by:					
Depreciation	10	3,587	2,626	3,525	2,541
Amortisation of assets under concession agreements	10	8,775	7,402	7,291	6,544
Amortisation of concession right	10	341	341	-	-
Loss on write-off of assets under concession agreements		-	294	-	-
Amortisation of deferred charges	10	88	49	55	29
Doubtful accounts and bad debts		632	1,909	567	1,528
Loss on obsolete inventories and diminution in value of finished goods		69	61	-	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		128	516	135	364
Amortisation of forward and swap premium		2	14	3	2
Loss on disposals of fixed assets		12	1	14	1
Loss on write-off of deferred charge		-	165	-	165
Gain on write-off deposits from customers		(69)	-	(69)	-
Unrealised loss/(gain) on changes in fair value of investments		10	(60)	-	-
Unrealised loss on foreign exchange rate		1	16	2	3
Realised gain on foreign exchange rate for loans	12	(35)	(12)	-	-
Amortisation of goodwill	10	875	875	-	-
Amortisation of bond issuing cost	12	25	29	25	29
Share of net profit in subsidiaries	9	-	-	(1,897)	(3,826)
Share of net profit from subsidiaries to minority interests		44	74	-	-
Net income before changes in operating assets and liabilities		29,828	28,866	24,994	21,946
Changes in operating assets and liabilities					
- Trade accounts receivable		(647)	260	(196)	1,260
- Amounts due from related parties		-	3	16	79
- Inventories		(486)	488	-	-
- Spare part inventories for mobile network maintenance		(51)	(129)	(48)	(113)
- Forward and swap contracts receivable		24	-	-	-
- Other current assets		(532)	1,183	(494)	479
- Other assets		(112)	(53)	(89)	(51)
- Trade accounts payable		(1,045)	(1,552)	(753)	(1,033)
- Amounts due to related parties		(96)	7	(172)	(77)
- Forward and swap contracts payable		-	(5)	-	-
- Concession rights payable, accrued concession fee and excise tax		2,348	3,249	2,103	2,909
- Deposits from customers		(1)	(14)	(7)	(20)
- Other current liabilities		(718)	(799)	(220)	(533)
Cash flows from operating activities		28,512	31,504	25,134	24,846

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.92% (at 31 December 2003: 43.00%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.29% (at 31 December 2003 : 19.33%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for the three-month and nine-month periods ended 30 September 2004 and 2003 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**30 September 2004 Million Baht**	**30 September 2003 Million Baht**	**30 September 2004 Million Baht**	**30 September 2003 Million Baht**
Service income				
Subsidiaries	-	-	124	99
Shin Corporation and its related parties	25	20	7	8
SingTel Strategic Investments Pte Ltd. and its related parties	58	42	58	42
Total service income	83	62	189	149
Sales of prepaid cards				
Subsidiaries	-	-	15,577	8,912

	Consolidated		Company	
For the nine-month periods ended	**30 September 2004 Million Baht**	**30 September 2003 Million Baht**	**30 September 2004 Million Baht**	**30 September 2003 Million Baht**
Service income				
Subsidiaries	-	-	333	271
Shin Corporation and its related parties	71	65	19	24
SingTel Strategic Investments Pte Ltd. and its related parties	266	111	266	111
Total service income	337	176	618	406
Sales of prepaid cards				
Subsidiaries	-	-	35,897	26,958

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 **Related party transactions** (continued)

b) **Purchases of services**

For the three-month periods ended	Consolidated		Company	
	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	816	883
Shin Corporation and its related parties	212	201	194	193
SingTel Strategic Investments Pte Ltd. and its related parties	28	5	28	5
Total rental and other service expenses	240	206	1,038	1,081
Advertising expense - net*				
Related parties of Shin Corporation	326	144	304	144
(Advertising expense - gross** - Consolidated 2004 : 498 Million Baht 2003 : 576 Million Baht - Company 2004 : 424 Million Baht 2003 : 561 Million Baht)				
Total advertising expenses	326	144	304	144

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	24	11
Total promotion expense	-	-	24	11
Consulting and management fees				
Shin Corporation and its related parties	54	82	53	71
Total consulting and management fees	54	82	53	71

For the nine-month periods ended	Consolidated		Company	
	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	2,433	2,343
Shin Corporation and its related parties	628	578	578	550
SingTel Strategic Investments Pte Ltd. and its related parties	134	25	134	24
Total rental and other service expenses	762	603	3,145	2,917
Advertising expense - net*				
Related parties of Shin Corporation	749	451	693	426
(Advertising expense - gross** - Consolidated 2004 : 1,692 Million Baht 2003 : 1,308 Million Baht - Company 2004 : 1,677 Million Baht 2003 : 1,206 Million Baht)				
Total advertising expenses	749	451	693	426

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 **Related party transactions** (continued)

b) **Purchases of services** (continued)

	Consolidated		Company	
For the nine-month periods ended	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Promotion expense				
Subsidiaries	-	-	47	27
Total promotion expense	-	-	47	27
Consulting and management fees				
Shin Corporation and its related parties	170	223	167	193
Total consulting and management fees	170	223	167	193

	Consolidated		Company	
For the three-month periods ended	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Interest expense				
Subsidiaries	-	-	-	5
Directors of related parties	1	1	1	1
Total interest expense	1	1	1	6

	Consolidated		Company	
For the nine-month periods ended	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Interest expense				
Subsidiaries	-	-	1	21
Directors of related parties	2	3	2	3
Total interest expense	2	3	3	24

c) **Dividend paid**

	Consolidated		Company	
For the three-month periods ended	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Shin Corporation	2,717	2,527	2,717	2,527
SingTel Strategic Investments Pte Ltd.	1,221	1,136	1,221	1,136
Total dividend paid	3,938	3,663	3,938	3,663

	Consolidated		Company	
For the nine-month periods ended	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Shin Corporation	5,371	4,486	5,371	4,486
SingTel Strategic Investments Pte Ltd.	2,414	2,016	2,414	2,016
Total dividend paid	7,785	6,502	7,785	6,502

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 **Related party transactions** (continued)

d) Purchases of property, equipment, computer software, and cost of mobile phone network

	Consolidated		Company	
For the three-month periods ended	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Subsidiaries	-	-	-	15
	-	-	-	15

	Consolidated		Company	
For the nine-month periods ended	30 September 2004 Million Baht	30 September 2003 Million Baht	30 September 2004 Million Baht	30 September 2003 Million Baht
Subsidiaries	-	-	-	18
Related parties of Shin Corporation	1	41	1	41
	1	41	1	59

e) Acquisition of Data Line Thai Company Limited

Data Line Thai Company Limited is a related party of Shin Corporation.

f) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	30 September 2004 Million Baht	31 December 2003 Million Baht	30 September 2004 Million Baht	31 December 2003 Million Baht
Short-term investments				
Shin Corporation's shares	166	170	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,960	2,608
Shin Corporation and its related parties	14	10	4	3
SingTel Strategic Investments Pte Ltd. and its related parties	145	44	145	44
Total trade accounts receivable	159	54	2,109	2,655
Amounts due from related parties				
Subsidiaries	-	-	15	31
Shin Corporation and its related parties	1	1	-	-
Total amounts due from related parties	1	1	15	31

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 **Related party transactions** (continued)

f) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties** (continued)

	Consolidated		Company	
	30 September 2004 Million Baht	31 December 2003 Million Baht	30 September 2004 Million Baht	31 December 2003 Million Baht
Trade accounts payable				
Subsidiaries	-	-	252	238
Shin Corporation and its related parties	51	36	45	34
SingTel Strategic Investments Pte Ltd. and its related parties	46	7	46	7
Total trade accounts payable	97	43	343	279
Amounts due to related parties				
Subsidiaries	-	-	83	69
Shin Corporation and its related parties	526	617	396	576
SingTel Strategic Investments Pte Ltd. and its related parties	4	10	4	10
Total amounts due to related parties	530	627	483	655
Short-term loan from related party				
Subsidiary	-	-	-	500

As at 31 December 2003, loan from a subsidiary represents a promissory note with maturity of less than one year, bearing interest at the rate of 3.25% per annum. The loan was fully repaid during the quarter ended 31 March 2004.

	Consolidated		Company	
Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	37	32	37	32
Total long-term debentures	47	42	47	42

g) **Commitments with related parties**

The Group has entered into lease and related service agreements for office spaces, cars and base stations for periods ranging from 1 month to 11 years with options to renew. At 30 September 2004, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	632	617
	- within 2 to 5 years	658	648
	- over 5 years	335	335

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 **Related party transactions** (continued)

g) Commitments with related parties (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.60 million per month (at 31 December 2003: Baht 5.64 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 16.71 million per month, and plus the rate per event as prescribed in the agreements (at 31 December 2003: Baht 15.76 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.72 million per month (at 31 December 2003: Baht 1.51 million per month).

h) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	17.70	1:1.00540
30/05/2003 (Grant II)	15.59	13.67	1:1	13.60	1:1.00540
31/05/2004 (Grant III)	8.82	36.41	1:1	36.21	1:1.00540

Movement in the number of SHIN's warrants are as follows:

	Million units
For the nine-month period ended 30 September 2004	
Opening balance	29.27
Granted	8.82
Exercised	(6.02)
Closing balance	32.07

During the nine-month period ended 30 September 2004, the Company's directors exercised 6.02 million units of warrants to acquire 6.02 million ordinary shares of SHIN.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 Related party transactions (continued)

i) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

	Million units
For the nine-month period ended 30 September 2004	
Beginning balance	3.89
Granted	0.81
Exercised	(1.67)
Closing balance	3.03

1.67 million units were exercised during the nine-month period ended 30 September 2004. The subsidiary paid for the exercised rights in the total amount of Baht 0.23 million.

18 Contingencies

At 30 September 2004, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,465.34 million (31 December 2003 : Baht 1,365.72 million) on a consolidated basis and Baht 1,109.98 million (31 December 2003 : Baht 1,056.82 million) on a Company basis.

In 2002, the Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd."); the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million).

- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement.

- within three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

To date no claims have been received from the purchaser under the terms of this indemnity.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

19 Post balance sheet events

Warrants granted to directors and employees - exercised

As mentioned in Note 15, during the quarter ended 30 September 2004, the Company's warrants of 0.16 million units and 0.09 million units were exercised at Baht 47.15 each and Baht 42.63 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 5 October 2004.

In October 2004, a total of 0.42 million units, being 0.20 million units and 0.22 million units of the Company's warrants were exercised at Baht 47.15 each and Baht 42.63 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 November 2004.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,944.43 million to Baths 2,945.12 million, and from Baht 20,437.16 million to Baht 20,467.42 million, respectively.

As mentioned in Note 9, Advanced Datanetwork Communication Company Limited, a subsidiary, registered the increase in its share capital of Baht 500 million with the Ministry of Commerce on 14 October 2004. The subsidiary received subscription of the remaining amount of Baht 203.96 million for 20.40 million shares from other shareholders on 5 October 2004.

Investment in Bridge Mobile Pte. Ltd.

On 3 November 2004, the Company notified The Stock Exchange of Thailand of its plan for a joint investment in a newly established company "Bridge Mobile Pte. Ltd. ("Bridge")", in an amount not exceeding USD 1.5 million.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
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